FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

ZF Lemförder SA Migrates ERP System and Optimizes Production Efficiency with Magic xpi Integration Platform

PRESS RELEASE

ZF Lemförder SA Migrates ERP System and Optimizes Production Efficiency with Magic xpi Integration Platform

South African BMW parts supplier relies on Magic Software’s prebuilt connector for quick, reliable SAP ERP integration

Or Yehuda, Israel, December 6, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC)), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that ZF Lemförder SA (South Africa), part of the German ZF Group of companies, implemented the Magic xpi Integration Platform to migrate between ERP systems and to automate the exchange of data between its local production control system and its corporate SAP ERP system.

ZF Lemförder’s production facilities operate non-stop 24 hours a day, 5 days a week, producing parts for 350 cars per day. The Just-in-Time Just-in-Sequence (JIT/JIS) supplier of auto parts to BMW SA was faced with the challenge of migrating its local ERP system to the corporate SAP ERP system. To continue its seamless operations meant that the company also had to replicate the automatic exchange of order and production data that had previously existed between its ERP and its local production system.

Today, Magic xpi is used as the hub for the seamless exchange of client and production information and processes between ZF Lemförder‘s corporate SAP system, based in Germany, and its local production system. Customer order details including bills of material, planned assembly dates and vehicle details are received via SAP, collected by Magic xpi and then sent to the local production system. After the parts are assembled, data is sent via Magic xpi to the SAP ERP to activate internal processes.

“We selected Magic xpi because of all the time it saves us. Its prebuilt SAP ERP connector allowed us to work quickly without deep technical knowledge and its simple web services connectivity enabled easy integration with our local production system. We estimated that developing the same functionality with point-to-point coding could have taken a year, while with Magic xpi it took only 3 to 5 months, including re-scoping due to the complexity of the project,” said Neels Van Rooyen, ICT Manager at ZF Lemförder SA. “The ease and reliability of working with Magic lead us to begin working with Magic xpa, their low code application development platform. We look forward to working with Magic’s application development and integration solution to create additional apps to further automate and digitize our business.”

“We are proud to provide ZF Lemförder SA with a reliable and cost-effective system integration platform that enhances the efficiency of their manufacturing operation,” commented Hedley Hurwitz, Managing Director at Magic Software South Africa. “ZF Lemförder is an example of the increasing number of companies that are relying on Magic’s End-to-End Enterprise Mobility Solution to increase competitiveness in the digital economy.”

About ZF Lemförder SA

A part of the ZF Group, ZF Lemförder South Africa was established in 1999. ZF Lemförder SA is responsible for the sale of OE parts.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 ZF Lemförder SA Migrates ERP System and Optimizes Production Efficiency with Magic xpi Integration Platform

Exhibit 10.1